Filed by Golub Capital BDC, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Subject Company: Golub Capital BDC 3, Inc.
Commission File No. 814-01244
File No. of Related Registration Statement 333-277325

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 29, 2024

GOLUB CAPITAL BDC, INC.
(Exact name of Registrant as Specified in Its Charter)

Delaware	814-00794	27-2326940
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

__ 200 Park Avenue, 25th Floor, New York, NY 10166_ _
                (Address of Principal Executive Offices)          (Zip Code)

Registrant’s telephone number, including area code: (212) 750-6060
____ ____
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	GBDC	The Nasdaq Global Select Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b- 2 of the Securities Exchange Act of 1934.

    Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.    Submission of Matters to a Vote of Security Holders

Golub Capital BDC, Inc. (the “Company”) held its 2024 Special Meeting of Stockholders (the “Special Meeting”) on May 29, 2024. As of April 5, 2024, the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting, 171,517,307 shares of common stock were eligible to be voted, and 97,045,769 of those shares were voted in person or by proxy at the Special Meeting. Stockholders were asked to consider and act upon the following proposal (the “Merger Stock Issuance Proposal”), which was described in the Company’s joint proxy statement/prospectus, as amended, filed with the Securities and Exchange Commission (“SEC”) on April 15, 2024 (the “Proxy Statement”):

•Proposal No. 1 – To approve the issuance of shares of GBDC Common Stock, pursuant to the Agreement and Plan of Merger dated as of January 16, 2024 (as amended, the “Merger Agreement”) by and among the Company, Park Avenue Subsidiary Inc., a wholly owned subsidiary of the Company, Golub Capital BDC 3, Inc., a Maryland corporation (“GBDC 3”), GC Advisors LLC (“GC Advisors”), and, for certain limited purposes, Golub Capital LLC.

The Merger Stock Issuance Proposal was approved by the Company’s stockholders at the Special Meeting. The votes for, votes against and abstentions are set forth below:

Votes For	Votes Against	Abstain	Broker Non-Votes
95,060,995	1,186,658	798,116	—

Item 7.01.    Regulation FD Disclosure.

On May 29, 2024, the Company issued a press release announcing, among other things, the voting results at the Special Meeting. A copy of this press release is attached hereto as Exhibit 99.1.

The information in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 furnished herewith, is being furnished and shall not be deemed “filed” for any purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such Section. The information in this Current Report on Form 8-K shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this Current Report on Form 8-K may constitute forward-looking statements and are not guarantees of future performance or results of the Company, or, following the merger, the combined company and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the SEC.

Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words, although not all forward-looking statements include these words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by the Company with the SEC, including those contained in the proxy statement for the Special Meeting. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include: the ability of the parties to consummate the merger on the expected timeline, or at all, the ability to realize the anticipated benefits of the merger, effects of disruption on the business of the Company or, following the merger, the combined company, from the proposed merger, the effect that the consummation of the merger may have on the trading price of the Company’s or the combined company’s common stock on The Nasdaq Global Select Market, the combined company’s plans, expectations, objectives and intentions as a result of the merger, any decision by GBDC 3 to pursue continued operations, any termination of the Merger Agreement, future operating results of the Company or the combined company, the business prospects of the Company or the combined company and the prospects of its portfolio companies, actual and potential conflicts of interests with GC Advisors and other affiliates of Golub

Capital LLC, general economic and political trends and other factors, the dependence of the Company’s or the combined company’s future success on the general economy and its effect on the industries in which they invest, and future changes in laws or regulations and interpretations thereof. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this Current Report on Form 8-K.

Item 9.01.    Financial Statements and Exhibits.

(d)    Exhibits.

99.1    Press release of Golub Capital BDC, Inc., dated as of May 29, 2024
104    Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Golub Capital BDC, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLUB CAPITAL BDC, INC.

Date: May 29, 2024	By: /s/ Christopher C. Ericson
Name: Christopher C. Ericson
Title: Chief Financial Officer